UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

GTSI CORP.

(Name of Subject Company (Issuer))

UNICOM SUB ONE, INC.

(Offeror)

A Wholly Owned Subsidiary of

UNICOM SYSTEMS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.005 PAR VALUE

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Corry Hong

15535 San Fernando Mission Blvd.

Suite 310

Mission Hills, CA 91345

Telephone: (818) 838-0606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark R. Ziebell, Esq.

Melissa Sallee, Esq.

Snell & Wilmer L.L.P.

600 Anton Blvd., Suite 1400

Costa Mesa, CA 92886

Telephone: (714) 427-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$76,672,943.25	$8,786.72

(1)	Estimated for purposes of calculating the filing fee only. This valuation was estimated by multiplying the offer price of $7.75 per share by 9,707,909 shares of GTSI Corp. common stock issued and outstanding as of May 11, 2012 and 185,374 common share equivalents underlying options of GTSI Corp.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO relates to the offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.005 per share (the “Shares”), of GTSI Corp., at $7.75 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is GTSI Corp., a Delaware corporation (“GTSI”). GTSI’s principal executive offices are located at 2553 Dulles View Drive, Suite 100, Herndon, VA 20171 and its telephone number is (800) 999-4874.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. GTSI has advised Parent and Purchaser that, as of May 11, 2012, there were 9,707,909 Shares issued and outstanding and (ii) 715,000 Shares reserved and available for issuance under equity incentive plans, of which 482,000 Shares were subject to outstanding options to purchase Shares.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER — Section 6 — “Price Range of Shares; Dividends” and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser”

THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser”

THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI”

THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for GTSI”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for GTSI”

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 6 — “Price Range of Shares; Dividends”

THE TENDER OFFER — Section 9 — “Source and Amount of Funds”

THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI”

THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 12— “Purpose of the Offer; Plans for GTSI”

THE TENDER OFFER — Section 13 — “Certain Effects of the Offer”

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 — “Source and Amount of Funds”

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. No portion of the funds or other consideration required for the purpose of the transaction has been or will be directly or indirectly borrowed.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. Parent currently beneficially owns 213,538 shares of GTSI common stock, representing 2.2% of the issued and outstanding shares of GTSI common stock as of April 30, 2012. Mr. Corry Hong, as the majority shareholder of Parent, a member of its board of directors, and its Chief Executive Officer, may be deemed to beneficially own the 213,538 shares of GTSI common stock owned by Parent for purposes of Rule 13d-3 of the Securities Act of 1934, as amended, in so far as he may be deemed to have the power to direct the voting or disposition of such shares. Ms. Christine Hong, Mr. Hong’s spouse, disclaims beneficial ownership of the foregoing shares which Mr. Hong may be deemed to beneficially own by virtue of Rule 13d-3, except to the extent of any pecuniary interest therein.

(b) Securities Transactions. The following table sets forth all transaction in GTSI’s shares of common stock during the past 60 days by any person specified in the instruction to this Item 1008(b). The following purchases were by the Parent and were effected in the open market.

Date	Number of shares	Price per share	$ Amount
March 20, 2012	7,438	$4.8837	$36,324.96
March 21, 2012	150,000	$4.9699	$745,485.00
March 21, 2012	56,100	$4.9700	$278,817.00

Total	213,538		$1,060,626.96

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI”

THE TENDER OFFER — Section 16 — “Fees and Expenses”

Item 10. Financial Statements.

Regulation M-A Item 1010

Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI”

THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for GTSI”

THE TENDER OFFER — Section 13 — “Certain Effects of the Offer”

THE TENDER OFFER — Section 14 — “Certain Conditions of the Offer”

THE TENDER OFFER — Section 15 — “Certain Legal Matters; Regulatory Approvals”

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12 Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 18, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published on May 18, 2012 in the Investor’s Business Daily.

(a)(1)(G)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on May 7, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(a)(2)(A)	Letter to the Stockholders of GTSI Corp. dated May 18, 2012 from Sterling Phillips, President and Chief Executive Officer of GTSI Corp., on behalf of the Board of Directors of GTSI Corp. (incorporated by reference to Exhibit (a)(2)(i) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(B)	Opinion of Raymond James & Associates, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(ii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(C)	Opinion of Stout Risius Ross, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(iii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 7, 2012, among GTSI Corp., UNICOM Systems, Inc. and UNICOM SUB ONE, INC. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(2)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Lee Johnson (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(3)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood Lacy, Jr. (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(4)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood A. Lacy, Jr. , Trustee of the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(5)	Non-Disclosure Agreement dated February 24, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(d)(6)	Non-Disclosure Agreement dated March 29, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2012

UNICOM SYSTEMS, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer

UNICOM SUB ONE, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 18, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published on May 18, 2012 in the Investor’s Business Daily.

(a)(1)(G)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on May 7, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(a)(2)(A)	Letter to the Stockholders of GTSI Corp. dated May 18, 2012 from Sterling Phillips, President and Chief Executive Officer of GTSI Corp., on behalf of the Board of Directors of GTSI Corp. (incorporated by reference to Exhibit (a)(2)(i) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(B)	Opinion of Raymond James & Associates, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(ii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(C)	Opinion of Stout Risius Ross, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(iii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 7, 2012, among GTSI Corp., UNICOM Systems, Inc. and UNICOM Sub One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(2)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Lee Johnson (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(3)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood Lacy, Jr. (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(4)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood A. Lacy, Jr. , Trustee of the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(5)	Non-Disclosure Agreement dated February 24, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(d)(6)	Non-Disclosure Agreement dated March 29, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(g)	Not applicable.

(h)	Not applicable.